Exhibit 99.1

Patria Reports Fourth Quarter and Full Year 2020 Earnings Results

Grand Cayman, Cayman Islands, March 18, 2021 – Patria (Nasdaq:PAX) reported today its unaudited results for the fourth quarter and full year ended December 31, 2020. The full detailed presentation of Patria's fourth quarter and full year 2020 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/.

Alex Saigh, Patria’s CEO, said: “For 30+ years we have served our clients and LPs by delivering strong investment performance. Now with our initial public offering, we can extend that same commitment to value creation to our shareholders. We are very pleased with our financial performance in 2020, and believe Patria has a very compelling opportunity for growth as we look to the future.”

Financial Highlights (reported in $ USD)

Patria IFRS results for Q4 2020 and FY 2020 included net income of $16 million and $62 million respectively. Patria generated Fee Related Earnings of $20 million in Q4 2020, up 20% from $17 million in Q4 2019. For FY 2020, Patria generated $71 million of Fee Related Earnings, up 13% from $63 million in 2019, with an FRE margin of 62%. Distributable Earnings were $70 million for FY 2020, up 11% year-over-year.

Conference Call

Patria will host its fourth quarter and full year 2020 investor conference via public webcast on March 18, 2021 at 4:30 p.m. ET. To register and join, please use the following link: https://edge.media-server.com/mmc/p/sfyid2rb

For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion.

About Patria

Patria is a leading investment firm in Latin America’s growing private markets, with over 30 years of history and combined assets under management in excess of US$ 14 billion. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its flagship Private Equity and Infrastructure products, as well as its Country-specific products including Real Estate, Credit and Listed Equities. Patria employs 158 people in 10 offices across four continents. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for the society. Further information is available at https://www.patria.com/.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled "Risk Factors" in our 424(b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission ("SEC"), which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Contact

Shareholder Relations

Grand Cayman, Cayman Islands

t +1 345 640 4904

PatriaShareholderRelations@patria.com